[BLANK ROME LLP LETTERHEAD]
October 23, 2009
BY EDGAR
John Grzeskiewicz
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Global Real Estate Investments Fund (the “Fund”)
SEC File Numbers: 333-160919; 811-22322
Dear Mr. Grzeskiewicz:
     Transmitted herewith, on behalf of the Fund, is Pre-Effective Amendment No. 2 to the Fund’s initial registration statement on Form N-2 to register common shares of beneficial interest of the Fund filed on July 31, 2009 and amended on October 13, 2009 (as amended, the “Registration Statement”). Pre-Effective Amendment No. 2 is being filed for the sole purpose of providing a corrected version of the Fund’s Investment Management Agreement as Exhibit (g)(i) and a revised legal opinion of counsel in response to your request.
     In addition, we note the comments discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 21, 2009 and October 22, 2009. In particular, we note the Staff’s suggestion that the Fund file its application seeking exemptive relief from Section 19 of the Investment Company Act of 1940, as amended and Rule 19b-1 thereunder, well in advance of the date on which the Fund anticipates it will require the relief.
     Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours, /s/ Mary K. Stokes Mary K. Stokes